The Brink’s Company
1801 Bayberry Court
P.O. Box 18100
Richmond, VA 23226-8100 USA
Tel. 804.289.9600
Fax 804.289.9758

FOR IMMEDIATE RELEASE

Contact:

Investor Relations

804.289.9709

THE BRINK’S COMPANY ANNOUNCES FINAL

RESULTS OF SELF-TENDER OFFER

RICHMOND, Va., April 12, 2006 — The Brink’s Company (NYSE:BCO), a global provider of security and risk management services, today announced the final results of its “Dutch auction’’ self-tender offer. The company has accepted for purchase an aggregate of 10,355,263 shares of its common stock at a price of $51.20 per share. These shares represent approximately 17.6 percent of issued and outstanding shares as of March 1, 2006. The self-tender offer expired at 5:00 p.m., New York City time, on Thursday, April 6, 2006.

Based on the final count by the depositary, an aggregate of 10,355,263 shares were properly tendered and not withdrawn at or below a price of $51.20 per share. The shares purchased include the 10 million shares the company offered to purchase and 355,263 shares purchased pursuant to the company’s right to purchase up to an additional two percent of the outstanding shares as of March 1, 2006, without extending the tender offer.

The Brink’s Company, through the depositary, will promptly pay approximately $530.2 million for the shares accepted for purchase and all other shares tendered will be returned promptly to shareholders by the depositary. Following the repurchase of the tendered shares on April 11, 2006, the company had approximately 48.4 million shares of its common stock outstanding.

The self-tender offer was made pursuant to an Offer to Purchase and Letter of Transmittal, each dated March 9, 2006, in which The Brink’s Company offered to purchase up to 10 million shares at a price not greater than $52.50 and not less than $47.50 per share, filed with the Securities and Exchange Commission on March 9, 2006, as amended and supplemented.

The tender offer is part of The Brink’s Company’s previously announced intention to return between approximately $400 million and $600 million to holders of its common stock through share repurchases. Rule 13e-4(f) under the Securities Exchange Act of 1934, as amended, prohibits the company from purchasing any shares, other than in the tender offer, until at least 10 business days after the expiration of the tender offer. The Brink’s Company previously announced that its board of directors approved a share repurchase program that authorizes management to repurchase up to the difference between the aggregate dollar amount that is repurchased pursuant to the tender offer and $600 million of its common stock from time to time as market conditions warrant and covenants under existing agreements permit. After 10 business days following the expiration of the tender offer, the company may conduct its share repurchases in the open market, in privately negotiated transactions, through derivative transactions and through purchases made in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934. The repurchase program does not require The Brink's Company to acquire any specific number of shares and may be terminated at any time.

The dealer manager for the self-tender offer is Morgan Stanley & Co. Incorporated. The information agent is Georgeson Shareholder Communications Inc., and the depositary is Computershare Trust Company, N.A. Any questions with regard to the tender offer may be directed to the information agent at (800) 509-1082.

About The Brink’s Company

The Brink’s Company (NYSE:BCO) is a global leader in security and risk management services and operates two businesses: Brink’s, Incorporated and Brink’s Home Security. Brink’s, Incorporated is the world’s premier provider of secure transportation and cash management services and Brink’s Home Security is one of the largest and most successful residential alarm companies in North America. For more information, please visit The Brink’s Company website at http://www.brinkscompany.com/ or call toll free 877-275-7488.